SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No.  )(1)

                               Arch Wireless, Inc.
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                                (Name of Issuer)

                Class A Common Stock, $0.0001 Par Value Per Share
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                         (Title of Class of Securities)

                                    039392600
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                                 (CUSIP Number)

                   Jon R. Bauer
                   c/o Contrarian Capital Management, L.L.C.
                   411 West Putnam Avenue
                   Suite 225
                   Greenwich, Connecticut 06830
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 12, 2004
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 039392600
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1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Contrarian Capital Management, L.L.C.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [_]
                                                                 (b) [X]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

     WC, AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                  [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,824,462

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,824,462

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,824,462

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.37%

14.  TYPE OF REPORTING PERSON*

     IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 039392600
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Item 1. Security and Issuer.

The name of the issuer is Arch Wireless, Inc. (the "Issuer"). The address of the Issuer's offices is 1800 West Park Drive, Suite 250, Westbourough, MA 01581. This schedule 13D relates to the Issuer's Class A Common Stock, $0.0001 Par Value Per Share (the "Shares").

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Item 2. Identity and Background

This statement is being filed on behalf of Contrarian Capital Management, L.L.C. ("CCM"), the "Reporting Person". CCM, a registered investment adviser, serves as investment manager to and has voting and investment discretion over certain investment vehicles and managed accounts. The address of the Reporting Person is 411 West Putnam Avenue, Suite 225, Greenwich, CT 06830. The Managing Member of CCM is Jon R. Bauer (the "Managing Member"). Neither the Reporting Person nor the Managing Member has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Neither the Reporting Person nor the Managing Member has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. The Managing Member is a citizen of the United States of America.
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Item 3. Source and Amount of Funds or Other Consideration.

As of the date hereof, Contrarian Capital Management, L.L.C. may be deemed to beneficially own 1,824,462 Shares.

The funds for the purchase of the Shares by the Reporting Person's came from the Reporting Person's funds. The total cost for the Shares held by the Investment Funds is $6,162,420.31.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

From time to time, the Reporting Person has acquired Shares in the ordinary course of business for investment purposes and has held such Shares in such capacity. A portion of these Shares were issued to the Reporting Person pursuant to a reorganization plan.

The Reporting Person has had and continues to have discussions with members of management and the Board of Directors of the Issuer as well as other shareholders of the Issuer concerning the Issuer pursuing business combinations in the paging industry. The Reporting Person believes that such a business combination would be highly beneficial to the Issuer and its shareholders.

In connection with the foregoing, the Reporting Person is considering the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer including, without limitation, (i) to hold its Shares as a passive investor or as an active investor (including as a member of a "group" with other beneficial owners of Shares), (ii) to acquire beneficial ownership of additional Shares in the open market, in privately negotiated transactions or otherwise, (iii) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in this Item 4 of Schedule 13D (including, without limitation, a change in the present composition of the Board of Directors of the Issuer and to fill any then existing vacancies on the Board), (iv) to enter into agreements with potential business combination partners to facilitate a transaction with the Issuer, or (v) to change its intention with respect to any or all of the matters referred to above. The Reporting Person's decisions and actions with respect to such possibilities will depend upon a number of factors, including, without limitation, the actions of the Issuer with respect to the potential business combinations, market activity in the Shares, an evaluation of the Issuer and its prospects, general market and economic conditions, conditions specifically affecting the Reporting Person and other factors which the Reporting Person may deem relevant to its investment decisions.

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Item 5. Interest in Securities of the Issuer.

(a-e) As of the date hereof, Contrarian Capital Management, L.L.C., may be deemed to be the beneficial owner of 1,824,462 Shares, constituting 9.37% of the Shares of the Issuer, respectively, based upon the 19,480,522 Shares outstanding as of November 7, 2003, according to the Issuer's most recently filed Form 10-Q.

Contrarian Capital Management, L.L.C. has the sole power to vote or direct the vote of and dispose or direct the disposition of 1,824,462 Shares to which this filing relates.

The trading dates, number of shares purchased and sold and price per share for all transactions in the Shares during the past 60 days by Contrarian Capital Management, L.L.C. are set forth in Exhibit A and were all effected in broker transactions.

The 1,824,462 Shares were acquired for investment purposes. The Reporting Person may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open markets or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person does not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7. Material to be Filed as Exhibits.

A description of the transactions in the Shares that were effected by the Reporting Person during the 60 days prior to January 12, 2004 is filed herewith as Exhibit A.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               January 13, 2004
                                     ----------------------------------------
                                                   (Date)

                                       CONTRARIAN CAPITAL MANAGEMENT, L.L.C.


                                       /s/ Jon R. Bauer
                                       ----------------------------------------
                                                (Signature)


                                           Jon R. Bauer, Managing Member
                                        ----------------------------------------
                                                   (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A

Transactions in the Shares - Contrarian Capital Management, L.L.C.

Date of                Number of Shares             Price Per
Transaction            Purchased/(SOLD)              Share

12/1/03                 36,800                        $17.550

12/2/03                 18,600                        $17.613

12/3/03                 (5,000)                       $17.886

12/4/03                 42,336                        $19.747

12/4/03                 (5,000)                       $19.606

1/5/04                  96,668                        $20.004

01385.0001 #455406